SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                            Five Star Products, Inc.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    33831M107
                                 (CUSIP Number)

                                 Jerome Feldman
                     National Patent Development Corporation
                             777 Westchester Avenue
                          White Plains, New York 10604
                                 (914) 249-9700
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                  March 1, 2007
                            -------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)


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CUSIP NO. 33831M107                                             Page 2 of 11

         1.       Names of Reporting Persons
                  I.R.S. Identification No. of Above Persons (entities only)

                  National Patent Development Corporation   I.D. No. 13-4005439

         2. Check the Appropriate Box if a Member of a Group (See instructions)

                  (a) [ ] (b) [ ]

         3.       SEC Use Only

         4.       Source of Funds (See instructions)

                  OO

         5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

         6.       Citizenship or Place of Organization

                  Delaware

Number of             7.       Sole Voting Power
Shares
Beneficially                      9,438,584
Owned by
Each                  8.       Shared Voting Power
Reporting
Person                            7,000,000
With
                      9.       Sole Dispositive Power

                                  9,438,584

                      10.      Shared Dispositive Power

                                  7,000,000
         11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                  16,438,584

         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See instructions) [ ]

         13. Percent of Class Represented by Amount in Row (11)

                  70.5%

         14.      Type of Reporting Person (See instructions)

                  CO

CUSIP NO. 33831M107                                             Page 3 of 11

         1.       Names of Reporting Persons
                  I.R.S. Identification No. of Above Persons (entities only)

                  JL Distributors, Inc.                    I.D. No. 13-3551964

         2. Check the Appropriate Box if a Member of a Group (See instructions)

                  (a) [ ] (b) [ ]

         3.       SEC Use Only

         4.       Source of Funds (See instructions)

                  OO

         5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

         6.       Citizenship or Place of Organization

                  Delaware

Number of             7.       Sole Voting Power
Shares
Beneficially                      0
Owned by
Each                  8.       Shared Voting Power
Reporting
Person                            7,000,000
With
                      9.       Sole Dispositive Power

                                  0

                      10.      Shared Dispositive Power

                                  7,000,000

         11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                  7,000,000

         12.      Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares (See instructions) [   ]

         13. Percent of Class Represented by Amount in Row (11)

                  30.0%

         14.      Type of Reporting Person (See instructions)

                  CO


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CUSIP NO. 33831M107                                             Page 4 of 11

Item 1.  Security and Issuer

         The class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "FS Common Stock"), of Five Star Products, Inc., a Delaware corporation ("Five Star"), which has its principal executive offices at 777 Westchester Avenue, Fourth Floor, White Plains, New York 10604. This Statement constitutes Amendment No. 3 to a Schedule 13D, dated December 3, 2004 (as amended, the "Schedule 13D"), filed by National Patent Development Corporation, a Delaware corporation ("NPDC"), with respect to the FS Common Stock. As a result of its acquisition of beneficial ownership of shares of FS Common Stock, JL Distributors, Inc., a Delaware corporation and a wholly-owned subsidiary of NPDC ("JL" and with NPDC, each a "Filing Person" and collectively the "Filing Persons"), JL is being added as a joint filing person with respect to this Schedule 13D. Except as amended by this Amendment No. 3, the statements in the Schedule 13D remain unchanged.

Item 2.  Identity and Background

         The information regarding directors and executive officers of NPDC set forth in Schedule I to Schedule 13D is hereby amended to read as set forth in the attached Schedule I.

         Item 2 is amended to add the following information with respect to JL:

         This statement is also filed by JL. JL is an inactive, wholly-owned subsidiary of NPDC. The principal address of JL is 777 Westchester Avenue, Fourth Floor, White Plains, New York 10604. During the last five years, JL has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The information regarding directors and executive officers of JL is set forth in
Schedule II.

Item 4.  Purpose of Transaction

         Item 4 of Schedule 13D is hereby amended to read as follows:

         On March 2, 2007, Five Star and JL amended the Five Star 9% promissory note (the "Note") in the principal amount of $2.8 million that was originally issued to JL on June 30, 2005 (i) to extend the maturity date from June 30, 2007 to June 30, 2009, (ii) to add a conversion feature such that the holder of the Note, at its option, may convert the principal of the Note, and any accrued interest, into shares of FS Common Stock at a fixed conversion price of $0.40 per share, and (iii) to modify the Note to eliminate the right of Five Star to prepay the Note prior to maturity, a copy of which Note is filed as an exhibit hereto and is incorporated herein by reference. Five Star also has granted NPDC certain demand and piggy-back registration rights with respect to the shares of FS Common Stock issuable upon exercise of the Note pursuant to a Registration Rights Agreement, dated as of March 2, 2007, between Five Star and JL, a copy of which is filed as an exhibit hereto and is incorporated herein by reference.

         On March 1, 2007, Five Star elected Leslie Flegel as a director and named him Chairman of the Board. On the same date. Mr. Flegel was also elected as a director of NPDC. In connection with his appointment as Chairman of Five Star, Mr. Flegel entered into a three year agreement (the "FS Agreement") with Five Star ending on March 1, 2010. Under the FS Agreement, Mr. Flegel will receive an annual fee of $100,000 and will be reimbursed (i) for all travel expenses incurred in connection with his performance of services to Five Star and (ii) beginning in November 2007, for up to $125,000 per year of the cost of

CUSIP NO. 33831M107                                             Page 5 of 11


maintaining an office. In addition, pursuant to the FS Agreement, Mr. Flegel was issued 2,000,000 shares of FS Common Stock, all of which are fully vested and not subject to forfeiture.

         During the term of the FS Agreement, Mr. Flegel has agreed not to serve in an operating capacity as an executive officer with any other unaffiliated company. The FS Agreement also contains non-compete and non-solicitation covenants.

         Five Star may terminate the FS Agreement (i) upon Mr. Flegel's death or disability, (ii) if Mr. Flegel engages in conduct that is materially monetarily injurious to Five Star, (iii) if Mr. Flegel willfully and continually fails to perform his duties or obligation under the FS Agreement or (iv) upon a Change of Control (as defined in the FS Agreement) of Five Star or NPDC. If the FS Agreement is terminated by Five Star in accordance with the foregoing, Five Star is required to pay Mr. Flegel his fee accrued, and reimburse him for any expense incurred, only through the date the FS Agreement was terminated. The FS Agreement is filed as an exhibit hereto and is incorporated herein by reference.

         On March 2, 2007 Mr. Flegel also entered into an agreement (the "NPDC Agreement") with NPDC. Pursuant to the NPDC Agreement, Mr. Flegel purchased 200,000 shares of NPDC's common stock (the "NPDC Common Stock") at a price of $2.40 per share, or $480,000 in the aggregate. Mr. Flegel has the right to exchange any or all of the 200,000 shares of NPDC Common Stock into shares of FS Common Stock held by NPDC at the rate of six shares of FS Common Stock for each share of NPDC Common Stock.

         The NPDC Agreement also provides that if the fair market value of the 2,000,000 shares of FS Common Stock that Mr. Flegel received pursuant to the FS Agreement is less that $280,000 on the last day of the term of the FS Agreement, Mr. Flegel may require NPDC to repurchase such shares for $280,000. During the term of the FS Agreement, Mr. Flegel has agreed not to sell or otherwise dispose of the 200,000 shares of NPDC Common Stock purchased by him pursuant to the NPDC Agreement or any shares of FS Common Stock into which they may have been exchanged or the 2,000,000 shares of FS Common Stock issued to him pursuant to the FS Agreement, except as part of a registered public offering, as set forth above. The NPDC Agreement is filed as an exhibit hereto and is incorporated herein by reference.

         NPDC and Five Star have each granted Mr. Flegel certain demand and piggy-back registration rights; provided, that prior to the expiration of the FS Agreement, Mr. Flegel only has the right to include his FS Common Stock in a registration statement that includes share of FS Common Stock owned by NPDC and then only in proportion to the number of shares of FS Common Stock being registered for the benefit of NPDC. These registration rights agreement are filed as an exhibit hereto and are incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer

(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by NPDC is 16,438,584 (or approximately 70.5% of the outstanding shares of the FS Common Stock), consisting of 9,438,584 shares of FS Common Stock held directly by NPDC and 7,000,000 shares of FS Common Stock that may be acquired upon conversion of the Note held by JL.

                  The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by JL is 7,000,000 (or approximately 30.0% of the outstanding shares of FS Common Stock), consisting of shares of FS Common Stock that may be acquired upon conversion of the Note held by JL.

CUSIP NO. 33831M107                                             Page 6 of 11


(b) NDPC has the sole power to vote or direct the vote and to dispose or to direct the disposition of the 9,438,584 shares of FS Common Stock directly owned by it and shared power with JL to vote or direct the vote and to dispose or to direct the disposition of the 7,000,000 shares of FS Common Stock that may be acquired by JL upon conversion of the Note.

                  JL has shared power with NPDC to vote or direct the vote and to dispose or to direct the disposition of the 7,000,000 shares of FS Common Stock that may be acquired by it upon conversion of the Note.

(c) Please refer to Item 4 for information with respect to transactions in the securities which were effected during the past sixty days by the Filing Persons.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, and the proceeds of sale of, the securities reported herein as being beneficially owned by the Filing Person.

(e)               Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Please refer to Item 4 for information with respect to agreements with respect to securities of the Issuer.

Item 7.  Material to be Filed as Exhibits

         Item 7 of Schedule 13D is hereby amended to read as follows:


         Exhibit 1 Joint Filing Agreement, dated as of March 14, 2007, between National Patent Development Corporation and JL Distributors, Inc.

         Exhibit 2 Amended and Restated Convertible Promissory Note of Five Star Products, Inc. [Incorporated by reference to Exhibit
                     10.1 of the Current Report on Form 8-K filed by Five Star Products, Inc. with the Securities and Exchange Commission on March 7, 2007.]

         Exhibi 3 Registration Rights Agreement, dated as of March 2, 2007, between Five Star Products, Inc. and JL Distributors, Inc. [Incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by Five Star Products, Inc. with the Securities and Exchange Commission on March 7, 2007.]

         Exhibit 4 Agreement, dated as of March 2, 2007, between Five Star Products, Inc. and Leslie Flegel [Incorporated by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by Five Star Products, Inc. with the Securities and Exchange Commission on March 7, 2007.]

CUSIP NO. 33831M107                                             Page 7 of 11

         Exhibit 5 Registration Rights Agreement, dated as of March 2, 2007, between Five Star Products, Inc. and Leslie Flegel [Incorporated by reference to Exhibit 10.4 of the Current Report on Form 8-K filed by Five Star Products, Inc. with the Securities and Exchange Commission on March 7, 2007.]

         Exhibit 6 Purchase Agreement, dated as of March 2, 2007, between National Patent Development Corporation and Leslie Flegel [Incorporated by reference to Exhibit 10.5 of the Current Report on Form 8-K filed by Five Star Products, Inc. with the Securities and Exchange Commission on March 7, 2007.]

         Exhibit 7 Registration Rights Agreement, dated as of March 2, 2007, between National Patent Development Corporation. and Leslie Flegel [Incorporated by reference to Exhibit 10.6 of the Current Report on Form 8-K filed by Five Star Products, Inc. with the Securities and Exchange Commission on March 7, 2007.]

CUSIP NO. 33831M107                                             Page 8 of 11


                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March  14, 2007


                                                   NATIONAL PATENT DEVELOPMENT
                                                     CORPORATION


                                                  Jerome I. Feldman
                                                  Chief Executive Officer


                                                  JL DISTRIBUTORS, INC.


                                                  John Belknap
                                                  President

CUSIP NO. 33831M107                                             Page 9 of 11


                      Information with Respect to Executive
                         Officers and Directors of NPDC

                           Schedule I to Schedule 13D

         The following sets forth as to each of the executive officers and directors of NPDC: his or her name, his or her business address, his or her present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each officer is National Patent Development Corporation, the business address of which is 777 Westchester Avenue, White Plains, New York 10604, and each individual identified below is a citizen of the United States. To the knowledge of the Filing Persons, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.


                                                                                        No. of Shares
                                                                                        of FS Common Stock
                                                                                        Beneficial
         Name                                        Occupation                         Held
---------------------------                 ---------------------------                 ------------------
Directors:

Jerome I. Feldman                           Chairman of the                                   -0-
                                            Executive Committee
                                            GP Strategies Corporation
                                            777 Westchester Avenue
                                            White Plains, New York 10604

                                            Scott N. Greenberg Chief Executive Officer        -0-
                                            GP Strategies Corporation
                                            777 Westchester Avenue
                                            White Plains, New York 10604

Harvey P. Eisen                             Chairman and Managing Member                      -0-
                                            Bedford Oak Management, LLC
                                            (asset management company)
                                            100 South Bedford Road
                                            Mount Kisco, NY 10549

Talton R. Embry                             Chairman                                          -0-
                                            Magten Asset Management Corp.
                                            (asset management company)
                                            410 Park Avenue
                                            14th Floor
                                            New York, NY  10022

Larry G. Schafran                           Managing Partner                                  -0-
                                            Providence Capital Partners, LLC
                                            (investment fund)


CUSIP NO. 33831M107                                             Page 10 of 11

John C. Belknap                             President and Chief Executive Officer             -0-
                                            Five Star Products, Inc.
                                            777 Westchester Avenue
                                            White Plains, New York 10604

Leslie Flegel                               Chairman                                     3,200,000(1)
                                            Five Star Products, Inc.
                                            777 Westchester Avenue
                                            White Plains, New York 10604

Officers:

Jerome I. Feldman                           Chairman of the Board and                           -0-
                                            Chief Executive Officer

Scott N. Greenberg                          Chief Financial Officer                             -0-


------------------------------------------------------------------------------------------------------------------------------------
    (1)                           Consists of 2,000,000 shares owned by Mr.
                                  Flegel plus 1,200,000 shares of FS Common
                                  Stock that Mr. Flegel has the right to acquire
                                  from NPDC upon exchange of 200,000 shares of
                                  NPDC common stock.

CUSIP NO. 33831M107                                             Page 11 of 11

                      Information with Respect to Executive
                          Officers and Directors of JL

                           Schedule II to Schedule 13D

         The following sets forth as to each of the executive officers and directors of JL: his or her name, his or her business address, his or her present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each officer is National Patent Development Corporation, the business address of which is 777 Westchester Avenue, White Plains, New York 10604, and each individual identified below is a citizen of the United States. To the knowledge of the Filing Persons, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

                                                             No. of Shares
                                                             of Common Stock
                                                             Beneficial
         Name                   Occupation                   Held
-------------------    ---------------------------           ------------------
Directors:

John C. Belknap        President                                   -0-
                       Five Star Products, Inc.
                       777 Westchester Avenue
                       White Plains, New York 10604


Officers:

John C. Belknap        President                                See above